                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     For the quarter ended October 31, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F   X                                        Form 40-F _____
                   -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
             -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

As of December 14, 1999, the number of MERANT's ordinary shares outstanding was 145,831,827.

                              TABLE OF CONTENTS*
                               ------------------

PART I  -  FINANCIAL INFORMATION                                            Page
                                                                            ----
     Item 1    Financial statements                                           1

     Item 2    Management's discussion and analysis of
               financial condition and results of operations                  7

     Item 3    Quantitative and qualitative disclosures about
               market risk                                                   17

PART II  -  OTHER INFORMATION

     Item 1    Legal proceedings                                             18

     Item 2    Changes in securities and use of proceeds                     18

     Item 3    Defaults upon senior securities                               18

     Item 4    Submission of matters to a vote of security holders           18

     Item 5    Other information                                             19

     Item 6    Exhibits                                                      19

Signatures                                                                   20


*The item numbers in this Report of Foreign Issuer on Form 6-K correspond to those of Form 10-Q.

PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                   Condensed Consolidated Statements of Income
                (in thousands, except per share and per ADS data)
                                   (unaudited)

-------------------------------------------------------------------------------------------------------------------
                                                                Three months  Three months  Six months   Six months
                                                                   ended         ended        ended        ended
                                                                  October 31, October 31,  October 31,  October 31,
                                                                    1999         1998         1999         1998
-------------------------------------------------------------------------------------------------------------------
Net revenue
       License fees                                                $46,542       $42,878      $89,068      $93,604
       Maintenance subscriptions                                    26,639        25,203       52,019       49,711
       Training and consulting                                      18,986        19,078       38,675       39,119
-------------------------------------------------------------------------------------------------------------------
Total net revenue                                                   92,167        87,159      179,762      182,434
-------------------------------------------------------------------------------------------------------------------
Cost of revenue
       Cost of license fees                                          2,273         2,942        4,828        5,704
       Cost of maintenance subscriptions                             6,010         6,427       11,704       12,630
       Cost of training and consulting                              14,731        16,517       29,647       33,833
-------------------------------------------------------------------------------------------------------------------
Total cost of revenue                                               23,014        25,886       46,179       52,167
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                        69,153        61,273      133,583      130,267
-------------------------------------------------------------------------------------------------------------------
Operating expenses
       Research and development                                     15,417        15,249       29,909       30,729
       Sales and marketing                                          39,268        37,722       80,098       73,798
       General and administrative                                    6,807         7,398       14,619       14,476
       One time charges                                                  -        49,662            -       49,662
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                            61,492       110,031      124,626      168,665
-------------------------------------------------------------------------------------------------------------------
Income (loss) before goodwill amortization                           7,661      (48,758)        8,957     (38,398)
Goodwill amortization                                                1,746           739        2,724        1,508
-------------------------------------------------------------------------------------------------------------------
Income from operations                                               5,915      (49,497)        6,233     (39,906)
Interest income, net                                                   778         1,619        1,791        3,029
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                    6,693      (47,878)        8,024     (36,877)
Income taxes                                                       (2,410)         5,574      (2,889)        1,802
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $4,283     ($42,304)       $5,135    ($35,075)
-------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: basic                                   $0.03       ($0.29)        $0.04      ($0.25)
Net income (loss) per ADS: basic                                     $0.15       ($1.47)        $0.18      ($1.23)
-------------------------------------------------------------------------------------------------------------------
Shares used in computing basic net income (loss) per share         144,220       143,642      144,006      143,130
Shares used in computing basic net income (loss) per ADS            28,844        28,728       28,801       28,626
-------------------------------------------------------------------------------------------------------------------
Net income (loss) per share: diluted                                 $0.03       ($0.29)        $0.03      ($0.25)
Net income (loss) per ADS: diluted                                   $0.14       ($1.47)        $0.17      ($1.23)
-------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net income (loss) per share       150,554       143,642      149,580      143,130
Shares used in computing diluted net income (loss) per ADS          30,111        28,728       29,916       28,626
-------------------------------------------------------------------------------------------------------------------

Note:  Each American Depositary Share, or ADS, represents five ordinary shares.

The  accompanying  notes are an integral  part of these  condensed  consolidated financial statements.

                      Condensed Consolidated Balance Sheets
                                 (in thousands)

--------------------------------------------------------------------------------
                                                      October 31,   April 30,
                                                         1999         1999
                                                      (unaudited)   (audited)
--------------------------------------------------------------------------------
Assets
Current assets:
       Cash and cash equivalents                        $86,666      $86,580
       Short-term investments                            24,949       34,804
       Accounts receivable,
       net                                               98,784      111,317
       Prepaid expenses and other assets                 11,549       13,485
--------------------------------------------------------------------------------
Total current assets                                    221,948      246,186
--------------------------------------------------------------------------------
Fixed assets:
       Property, plant and equipment, net                48,726       46,090
       Goodwill, net                                     23,945       10,239
       Software product assets, net                      14,979       17,007
       Other assets                                       3,134        3,560
--------------------------------------------------------------------------------
Total assets                                           $312,732     $323,082
--------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
       Borrowings                                        $1,520       $2,716
       Accounts payable                                   8,942       12,150
       Accrued employee compensation                     19,536       24,352
       Income taxes payable                              18,369       18,325
       Deferred revenue                                  59,710       69,155
       Other current                                     24,166       29,869
--------------------------------------------------------------------------------
Total current liabilities                               132,243      156,567
Deferred income taxes                                    16,625       14,304
--------------------------------------------------------------------------------
Total liabilities                                       148,868      170,871
--------------------------------------------------------------------------------
Shareholders' equity:
       Ordinary shares                                    4,715        4,691
       Additional paid-in capital and other reserves    157,017      154,868
       Treasury stock                                    (7,393)      (7,552)
       Retained earnings                                 13,985        8,850
       Accumulated other comprehensive loss              (4,460)      (8,646)
--------------------------------------------------------------------------------
Total shareholders' equity                              163,864      152,211
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity             $312,732     $323,082
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.

                 Condensed Consolidated Statements of Cash Flows
                                 (in thousands)
                                   (unaudited)


----------------------------------------------------------------------------------------------------------------
                                                                                     Six months     Six months
                                                                                        ended         ended
                                                                                     October 31,   October 31,
                                                                                         1999          1998
----------------------------------------------------------------------------------------------------------------
Operating activities
       Net income (loss)                                                               $5,135       ($35,075)
       Adjustments to reconcile net income (loss) to cash
       provided
       by operations:
       Depreciation of fixed assets                                                     5,000          5,084
       Amortization of software product assets and other intangibles                    8,796          8,657
       Changes in operating assets and liabilities                                     (7,329)        30,601
       Other items                                                                      3,129          6,047
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                              14,731         15,314
----------------------------------------------------------------------------------------------------------------
Investing activities
       Purchases of property, plant & equipment                                        (7,636)        (4,803)
       Software product assets and other intangibles                                   (4,044)        (4,799)
       Acquisition of subsidiaries, net of cash balances acquired                     (14,978)        (7,082)
       Available-for-sale securities                                                     9,855        (5,461)
       Disposals of property, plant & equipment                                              -           (13)
       Other items                                                                         426             -
----------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                  (16,377)       (22,158)
----------------------------------------------------------------------------------------------------------------
Financing activities
       Issuance of ordinary shares, net of expenses                                      2,173          4,824
       Own shares                                                                          159            335
       Repayment of borrowings                                                          (1,196)        (1,417)
       Repayment of capital leases                                                           -            (19)
----------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                                         1,136          3,723
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                    596            (82)
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                                 86         (3,203)
Cash at beginning of period                                                             86,580         86,459
----------------------------------------------------------------------------------------------------------------
Cash at end of period                                                                  $86,666        $83,256
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.


                   Notes to Consolidated Financial Statements
                                   (unaudited)

1.   Basis of Presentation

     MERANT plc is a United Kingdom corporation and is registered in England and Wales. This submission on Form 6-K is furnished on a voluntary basis, because MERANT is not required to report quarterly financial information to the SEC as a foreign private issuer.

     These  condensed  consolidated  financial  statements  are  stated  in U.S.
dollars and are prepared under U.S.  generally  accepted  accounting  principles
(GAAP) for interim financial information. They have been prepared in accordance with SEC instructions and should be read in conjunction with:

     o the audited consolidated financial statements and notes for the year ended April 30, 1999, included in the Annual Report on Form 20-F submitted to the SEC on November 2, 1999, and

     o the condensed consolidated financial statements and notes for the quarter ended July 31, 1999, included in the quarterly report on Form 6-K submitted to the SEC on December [xx], 1999.

     The financial information at October 31, 1999 and for the three-month and six-month periods ended October 31, 1999 and 1998 is unaudited, but includes all normal, recurring adjustments which are, in management's opinion, necessary for a fair presentation of our results for the interim periods presented. The year-end balance sheet at April 30, 1999 has been derived from the audited balance sheet as of April 30, 1999, but does not include all disclosures required by U.S. GAAP. Other information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, as permitted by SEC regulations. MERANT believes that the disclosures are adequate to ensure that the information presented is not misleading.

     Results for the three-month and six-month periods ended October 31, 1999 are not necessarily indicative of results that may be expected for the fiscal year ending April 30, 2000 or any future interim or full-year period.

     The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended April 30, 1999 are based on the audited financial statements which have been filed with the UK Registrar of Companies. The auditors' reports on both the U.S. and UK financial statements for that year were unqualified.

     Effective the first quarter of fiscal 2000, we made two presentational changes to our Income Statement. Revenue is analyzed between license fee revenue, maintenance subscriptions, and training and consulting. These new descriptions have replaced the previous descriptions of product revenue, maintenance revenue and service revenue, respectively, and do not represent any changes to the actual numbers presented. Also, the presentation of operating costs was amended to separately identify amortization of goodwill, which previously had been included in general and administrative costs. Prior year data has been restated to conform to the revised presentation. None of these presentational changes affects net income.

2.   Business combinations

     On August 3, 1999, MERANT completed the acquisition of Essential Software, Inc., an e-commerce professional services firm based in Raleigh, North Carolina, which did business as The Marathon Group. The consideration for the transaction was approximately $15 million, payable in cash. The transaction has been accounted for using the purchase method of accounting. Essential Software's revenue and net income, which have been included in MERANT's results for the quarter, are not material.

     Subsequent to the end of the quarter, on November 23, 1999, MERANT completed the acquisition of EnterpriseLink Technology Corporation, a privately-held supplier of enterprise extension software based in Campbell, California. The consideration for this transaction is expected to be approximately $22 million, payable in cash. MERANT also assumed EnterpriseLink stock options outstanding as of the closing which converted into stock options to acquire up to approximately 516,500 MERANT ordinary shares. It is anticipated that this transaction will be accounted for using the purchase method of accounting.

3.   Earnings per share

     The following table discloses the numerators and denominators used in the computation of net income (loss) per ordinary share and net income (loss) per ADS equivalent. Each ADS represents five ordinary shares.

(in thousands)
----------------------------------------------------------------------------------------------------------------
                                                               Three         Three         Six          Six
                                                                months       months       months       months
                                                                ended        ended        ended        ended
                                                             October 31,  October 31,  October 31,  October 31,
                                                                 1999         1998         1999         1998
----------------------------------------------------------------------------------------------------------------
Net income (loss) per share:
Numerator for basic and diluted net income (loss) per share:
       Net income (loss)                                        $4,283     ($42,304)      $5,135      ($35,075)
----------------------------------------------------------------------------------------------------------------
Denominator for basic net income (loss) per share:
       Weighted average shares outstanding                     144,220      143,642      144,006       143,130
       Dilutive share options                                    6,334            -        5,574             -
----------------------------------------------------------------------------------------------------------------
Denominator for diluted net income (loss) per share:           150,554      143,642      149,580       143,130
----------------------------------------------------------------------------------------------------------------
Net  income (loss) per ADS:
Numerator for basic and diluted net income (loss) per ADS:
       Net income (loss)                                        $4,283     ($42,304)      $5,135      ($35,075)
----------------------------------------------------------------------------------------------------------------
Denominator for basic net income (loss) per ADS:
       Weighted average ADS equivalents outstanding             28,844       28,728       28,801        28,626
       Dilutive share options                                    1,267            -        1,115             -
----------------------------------------------------------------------------------------------------------------
Denominator for diluted net income (loss) per ADS:              30,111       28,728       29,916        28,626
----------------------------------------------------------------------------------------------------------------

4.   Comprehensive Income

     MERANT's total comprehensive income was as follows:

-----------------------------------------------------------------------------------------------------------------
(in thousands)                                                       Three        Three          Six          Six
                                                                    months       months       months       months
                                                                     ended        ended        ended        ended
                                                               October 31,  October 31,  October 31,  October 31,
                                                                      1999         1998         1999         1998
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $4,283     ($42,304)      $5,135    ($35,075)
Currency translation adjustment                                      3,915        6,380        3,957       4,582
Unrealised loss (gain) on available-for-sale securities, net           229          (23)         229         (28)
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                         $8,427     ($35,947)      $9,321    ($30,521)
-----------------------------------------------------------------------------------------------------------------

5.   Segments

     MERANT operates in four solution areas. There have been no differences since MERANT's last annual report in the basis of measuring solution area profit or loss, nor have there been any material changes in the amount of assets for any solution area. Revenue and operating income for each solution area is as shown below.


---------------------------------------------------------------------------------------------------------------
                                                              Three         Three         Six           Six
                                                              months        months       months        months
                                                              ended         ended        ended         ended
                                                           October 31,   October 31,  October 31,   October 31,
                                                               1999          1998         1999          1998
---------------------------------------------------------------------------------------------------------------
Net revenue
Application Creation and Transformation                       $41,695       $42,964      $78,912       $90,968
Application Development Management                             29,725        26,336       59,430        52,304
Enterprise Data Connectivity                                   11,295         9,344       21,727        21,576
Enterprise Consulting Solutions                                 9,452         7,556       19,693        16,103
Discontinued                                                        -           959            -         1,483
---------------------------------------------------------------------------------------------------------------
                                                              $92,167       $87,159     $179,762      $182,434
---------------------------------------------------------------------------------------------------------------
Income from operations
Application Creation and Transformation                        $9,942        $7,087      $16,227       $20,155
Application Development Management                              6,923         3,391       14,814         6,255
Enterprise Data Connectivity                                    2,727           392        4,113         3,744
Enterprise Consulting Solutions                                   696       (2,277)        2,230         (873)
Discontinued                                                        -           950                        566
---------------------------------------------------------------------------------------------------------------
                                                              $20,288        $9,543      $37,384       $29,847
---------------------------------------------------------------------------------------------------------------

     The following table reconciles the combined income from operations of the reported solution areas to income (loss) before income taxes:

---------------------------------------------------------------------------------------------------------------
                                                              Three          Three          Six           Six
                                                              months         months        months        months
                                                              ended          ended         ended         ended
                                                             October        October       October       October
                                                                31,            31,           31,          31,
                                                               1999           1998          1999         1998
---------------------------------------------------------------------------------------------------------------
Solution area income from operations                          $20,288        $9,543       $37,384      $29,847
Corporate non-allocated costs                                 (14,373)       (9,378)      (31,151)     (20,091)
Non-recurring charges                                               -       (49,662)            -      (49,662)
Interest income, net                                              778         1,619         1,791        3,029
---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                              $6,693      ($47,878)       $8,024     ($36,877)
---------------------------------------------------------------------------------------------------------------

6.   Contingent liability

     In December 1998 and January 1999, seven class action securities complaints were filed in the U.S. District Court for the Southern District of New York against MERANT and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the ADSs of MERANT during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning MERANT's business condition and prospects.

     In June 1999, MERANT filed a motion to transfer the matter to the Northern District of California, and the Court granted MERANT's motion in November 1999. MERANT intends to move to dismiss the action at the appropriate time. MERANT intends to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion should be read in conjunction with:

     o the condensed consolidated financial statements and notes included in this Part I;

     o the audited consolidated financial statements in U.S. format for the fiscal year ended April 30, 1999, included in the Annual Report on Form 20-F submitted to the SEC on November 2, 1999; and

     o the condensed consolidated financial statements and notes for the quarter ended July 31, 1999 included in the quarterly report on Form 6-K submitted to the SEC on December 15, 1999.

RESULTS OF OPERATIONS

Revenue - Second fiscal quarter

     Total net revenue for the second quarter of fiscal 2000 rose to $92.2 million, an increase of 6% relative to the second quarter of fiscal 1999. Excluding net revenue from Year 2000 products and services, total net revenue increased by 16% over the comparable prior year period.

     Revenue by solution area: Our Application Development Management, Enterprise Consulting Solutions and Enterprise Data Connectivity solution areas all reported significant growth for the second quarter of fiscal 2000 relative to the same quarter of fiscal 1999. Our Application Creation and Transformation solution area was relatively flat, reflecting the decrease in demand for Year 2000 products and services. Revenues from Year 2000 products and services represented 8% of total revenue for the second quarter of fiscal 2000, down from 17% in the comparable prior year quarter.

     Revenue by geography: North American revenue for the second quarter of fiscal 2000 was level with that of the prior fiscal year. Increases in most areas of our business were offset by a decline in revenue from our Year 2000 remediation products and services. International revenue for the current quarter increased by 15% relative to one year ago. Significant growth in European markets in this quarter has been partially offset by weakness in our Asia Pacific region.

     Revenue by product type: License fee revenue for the second quarter of fiscal 2000 increased by 8% over the comparable prior year period, and by 9% over the first quarter. Excluding the decline in Year 2000 revenue, license fee revenue increased 24% over last year's second quarter. Maintenance subscriptions for the second quarter of fiscal 2000 were up 7% from the comparable prior year period. Training and consulting, which includes our Year 2000 consulting business, was essentially unchanged from the second quarter of fiscal 1999.

Revenue - First six months

     Total net revenue for the first six months of fiscal 2000 was $179.8 million, a decrease of 1% compared to the first six months of fiscal 1999.

     Revenue by solution area: Each of our solution areas, except Application Creation and Transformation (or "ACT"), reported revenue increases in the first six months of fiscal 2000. The decrease in ACT is principally attributable to the decline in revenue generated by our Year 2000 products and services, which represented 9% of total net revenue, down from 17% for the first six months of last year.

     Revenue by geography: North American net revenue for the first six months of fiscal 2000 was 6% lower than the comparable prior year period and accounted for 57% of MERANT's total net revenue, compared to 60% of total net revenue in the first six months of last year. The decline in North America revenue is mainly attributable to lower revenues from our Year 2000 remediation product offerings. International revenue grew by 6%, with particularly strong growth reported in Europe.

     Revenue by product type: License fee revenue was 5% lower than in the first six months of fiscal 1999. Maintenance subscriptions increased 5%, and training and consulting revenue was static.

     There can be no assurance that the market for MERANT's products and services will continue to grow as it has in the past, or that MERANT will be able to increase or maintain its share of that market in the future or achieve its own historical rates of revenue growth.

Gross Profit

     For the second quarter of fiscal 2000, gross profit as a percentage of total net revenue increased to 75%, compared to 70% reported in the comparable quarter of fiscal 1999. Through the first six months of fiscal 2000, MERANT's gross profit margin was 74% compared with 71% for the first six months of fiscal 1999. As anticipated, operating margins improved as we began to realize the full cost savings from our merger consolidation program.

     Our gross profit margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin also is dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may decline if we expand our consulting organization and are unable to deploy the increased capacity to revenue generating projects. As a result of the above factors, gross margin may be difficult to predict, and may fluctuate from current levels in future periods.

Operating Expenses

     Research and development expenses for the second quarter of fiscal 2000 were 1% higher than those reported in the second quarter of fiscal 1999 and represented a constant 17% of total net revenue. For the first half of fiscal 2000, research and development expenses were 3% lower than those recorded in the first half of fiscal 1999. The essentially unchanged levels of expenditure relative to the comparable prior year period was due to savings made from the INTERSOLV merger and negligible growth in compensation expenses and overhead. We believe that ongoing development of new products and features is required to maintain and enhance our competitive position. Accordingly, while we intend to continue to control expenses where possible, we anticipate that research and development expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

     Sales and marketing expenses for the quarter ended October 31, 1999 were 4% higher than the second quarter of fiscal 1999. For the first six months of the current year, sales and marketing expenses were 9% higher than the comparable prior year period, and represented 45% of net revenue, compared to 40% one year ago. The increase in sales and marketing expenses reflected sales force expansion, higher commissions, and higher advertising and marketing expenses. We believe that continued investment in sales, marketing, customer support and promotional activities is essential to maintaining our competitive position. In addition, we are expanding our sales and support staffs. Accordingly, we anticipate that sales and marketing expenses will be higher in future periods.

     General and administrative expenses for the quarter ended October 31, 1999 were 8% lower than the second quarter of fiscal 1999. Savings have been created by the elimination of duplicate costs, including the consolidation of sales offices in countries which previously had both MERANT and INTERSOLV representation. We are investing to strengthen MERANT's infrastructure and we anticipate that general and administrative expenses will increase in future quarters.

     Charges for the amortization of goodwill have increased, relative to the prior year, to $2.7 million for the first six months of fiscal 2000, compared with $1.5 million for the first six months of fiscal 1999. The current charge for amortization includes appropriate provisions against the goodwill which arose on the acquisitions of our Australian distributor in August 1998, and Essential Software, Inc in August, 1999. Amortization charges are expected to rise in the second half of the current year as a result of fiscal 2000 acquisitions, including the EnterpriseLink transaction completed in November 1999.

Income

     Pre-tax income in the second quarter of fiscal 2000 was $6.7 million. In the quarter ended October 31, 1998, MERANT reported a non-recurring charge of $49.7 million for costs in connection with the INTERSOLV merger. MERANT's tax rate for the first six months of fiscal 2000 was 36%. In the prior year, the tax rate for the first six months was 11%, a rate significantly distorted by the inclusion of the non-recurring merger costs. Excluding those non-recurring charges, the tax rate in the prior year was 37%. The income tax expense is based on our estimate of the effective tax rate for the full year.

     Net income in the second quarter of fiscal 2000 (excluding goodwill amortization and one time charges) was $6.0 million, compared to $1.9 million in the second quarter of the prior year. For the first six months of fiscal 2000, net income (excluding goodwill amortization and one time charges) was $7.9 million, compared to $9.9 million in the first six months of fiscal 1999.

     Net income, including goodwill amortization and one time charges, was $4.3 million in the second quarter of fiscal 2000, compared to a net loss of $42.3 million in the second quarter of the prior year. Diluted earnings per ordinary share were $0.03 for the first quarter of fiscal 2000, compared to a loss per share of $0.29 in the comparable prior year quarter, and diluted earnings per ADS were $0.14 compared with a loss per ADS of $0.25 in the prior year quarter. For the first six months of fiscal 2000, net income was $5.1 million, compared to a net loss of $35.1 million in the first six months of fiscal 1999. Diluted earnings per ordinary share were $0.03, compared to a loss of $0.25 in the first six months of fiscal 1999, and diluted earnings per ADS were $0.17 compared with a loss per ADS of $1.23.

LIQUIDITY AND CAPITAL RESOURCES

     At October 31, 1999, cash, cash equivalents and short-term investments totaled $111.6 million, compared to $121.4 million at April 30, 1999, a decrease of $9.8 million. This compares to an increase of $3.2 million in the first six months of the previous year. In the current six-month period, cash of $14.7 million generated from operating activities was offset by investments of $26.2 million (including approximately $15 million for the acquisition of The Marathon Group).

     Investment in property, plant and equipment totaled $7.6 million in the first six months of fiscal 2000, compared to $4.8 million in the first six months of fiscal 1999. We also invested $4.0 million in capitalized software in the first six months of fiscal 2000, compared to $4.8 million in the first six months of fiscal 1999. During the current period, we funded the approximately $15 million acquisition of The Marathon Group. Financing activities in the first six months of fiscal 2000 produced cash of $2.3 million from the exercise of employee share options, compared to $5.2 million in the first six months of last year.

     MERANT has a line of credit under which unsecured financing of up to $8.0 million is available until January 2001. At October 31, 1999 borrowings totaling $1.5 million had been made against this line of credit, compared to $1.6 million at the beginning of the quarter.

     MERANT believes that existing balances of cash, cash equivalents and short-term investments in combination with its available bank line of credit and leasing facilities will be sufficient to meet its operating cash requirements.

YEAR 2000 CONSIDERATIONS

     The Year 2000 problem is the result of the widespread practice since the early days of computing of using only two digits to refer to a year (such as "98" for "1998") instead of four digits in computer systems. When the Year 2000 arrives or the computer system refers to dates after December 31, 1999, computer systems will interpret the two digits "00" as "1900" as opposed to "2000". Failure to address this problem could cause results ranging from system failures to erroneous calculations in date-dependent operations for dates falling after December 31, 1999. MERANT has instituted various projects to become Year 2000 ready. "Year 2000 ready" as used in this report means that the performance or functionality of our internal systems will not be significantly affected by the dates prior to, during and after the Year 2000.

State of Readiness

     MERANT has developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting its internal systems, its interaction with third party vendors and suppliers, and its products and services.

     We have established a Year 2000 Project Team to implement a comprehensive Year 2000 readiness plan addressing the Year 2000 readiness of our internal systems. This plan is comprised of four phases (inventory, analysis, remediation and validation), and covers:

     o IT systems (desktop, laptop, servers, routers, hubs, switches, and remote access systems, operating systems, software and critical business systems)
     o non-IT embedded systems (telephone, voice messaging, teleconferencing, data services and equipment, fax, copiers and similar equipment)
     o facilities (elevators, security systems, card access systems and similar systems)
     o    our vendors and suppliers

     As of September 30, 1999, we substantially completed the four phases of the plan in all material respects with respect to our material internal systems, although we will need to continue to address internal Year 2000 readiness issues on an ongoing basis with respect to newly-acquired systems and suppliers, regularly-scheduled system updates and upgrades, and internal operations. As part of the inventory phase, we sought confirmation from our material suppliers on the current Year 2000 readiness of their systems and/or their intended time schedule for achieving Year 2000 readiness. We have also completed contingency and disaster recovery plans and have prepared a detailed action plan for our crossover into the next millennium. We will continue to review and update these plans as appropriate.

     Each of MERANT's product business units has completed a Year 2000 assessment of its currently offered software products. In preparing for the Year 2000 date change, MERANT has adopted the Year 2000 compliance standard published by the British Standards Institute - BSI DISC PD2000-1 "A Definition of Year 2000 Conformity Requirements." As a result of this assessment, we believe that the vast majority of our currently offered products are Year 2000 compliant, and we expect virtually all of our remaining currently offered products to become compliant during calendar 1999 through new releases. In any event, we expect that all the then current versions of our offered products will be Year 2000 compliant before the end of calendar 1999. Because Year 2000 compliance is generally integrated into our normal product development activities, we have not incurred and do not expect to incur any significant incremental expenses in addressing this issue in our product lines. We believe that a small number of customers who receive product support from us are operating product versions that may not be Year 2000 compliant or products that we have replaced or intend to replace with comparable Year 2000 compliant products. We believe that the vast majority of customers are migrating and will continue to migrate to compliant versions and products through new releases, which we are strongly encouraging. Former customers may be operating non-compliant versions of products in respect of which our agreed-upon product support and warranty periods have expired. We have not undertaken, and do not plan to undertake in the future, an assessment of whether these former customers are taking appropriate steps to address any related Year 2000 issues.

     MERANT does not expect customers who license or migrate to Year 2000 compliant versions of its products to experience any material Year 2000 failures caused by those products. We believe that our licenses and other agreements contain customary and appropriate limitations on our obligations with respect to any Year 2000 failures that may be caused by our current or former products. However, there can be no assurance that our expectations and beliefs as to these matters will prove to be accurate. Moreover, our products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of our customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. While we have not been subject to any Year 2000 product claims or lawsuits to date, there can be no assurance that customers or former customers will not bring claims or lawsuits against us seeking compensation for losses associated with Year 2000-related failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on our business, financial condition and results of operations.

     A small number of the products we sell are licensed from third parties. Although the current versions of these products have generally been warranted to us as being Year 2000 compliant, they have generally not been subjected to the same extensive testing as those products which we have developed or acquired. We are therefore working with these third party suppliers to obtain assurance of Year 2000 compliance.

     MERANT has designated its website as our "Year 2000 Internet Website" under the terms of the Year 2000 Information and Readiness Disclosure Act (S.2392). The information provided on past and present pages on this website regarding the Year 2000 compliance of our products has been designated as "Year 2000 Readiness Disclosures." The pages on this website have been and will continue to be our primary means for communicating to customers regarding the Year 2000 compliance of our products.

Demand for Year 2000 Remediation Products and Services

     We anticipate that demand in the Year 2000 product and service market will continue to decline, perhaps rapidly, in anticipation of or following the Year 2000. The demand for our Year 2000 compliance products and services may also decline significantly as a result of new technologies, competition or other factors. In the quarter ended October 31, 1998, our Year 2000 business was affected by customers moving to the later stages of their remediation processes, for which we did not have the appropriate products generally available until November 1998. If these factors were to continue, our license revenue and professional service fees could be materially and adversely affected.

Costs and Risks Associated with Year 2000 Issues; Contingency Plans

     MERANT currently does not expect to incur material operating expenses or be required to invest heavily in internal system improvements as a result of Year 2000 readiness issues. In addition, we have not incurred and do not currently expect to incur any significant incremental expenses in addressing this issue in our product and services. We do not expect total expenditures related to the Year 2000 readiness of our internal systems, excluding personnel costs of existing staff, to be material. However, there can be no assurance that we will not experience significant additional expenses for unforeseen Year 2000 issues, including those out of our reasonable control.

     Although we believe that our Year 2000 readiness efforts are designed to appropriately identify and address those Year 2000 issues that are within our control, there can be no assurance that our efforts will be fully effective or that Year 2000 issues will not have a material adverse effect on our business, financial condition or results of operations. The novelty and complexity of the issues presented and our dependence on the preparedness of third parties are among the factors that could cause our efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are simply beyond our control, such as the potential effects of Year 2000 issues on the economy in general and on our business partners and customers in particular. We intend to continue to evaluate both existing and newly identified Year 2000 risks and to develop and implement such further responsive measures as we deem appropriate.

     MERANT has developed a contingency plan and a disaster recovery plan, as well as an action plan for our crossover into the next millennium. These plans seek to minimize the impact of the Year 2000 problem on our business, financial condition and results of operations. We will continue to review and update these plans as appropriate.

EURO CONSIDERATIONS

     Effective January 1, 1999, eleven of the fifteen member countries of the European Union adopted the euro as their legal currency. On that date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. As of May 1, 1999, MERANT's internal systems have the ability to price and invoice customers in the euro. We are also engaging in foreign exchange and hedging activities in the euro. We will continue to modify the internal systems that will be affected by this conversion during fiscal 2000, and do not expect the costs of further system modifications to be material. There can be no assurance, however, that we will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on our business, financial condition and results of operations. We will continue to evaluate the impact of the euro's introduction on our foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. In addition, we face risks to the extent that banks, vendors and suppliers upon whom we rely are unable to make appropriate modifications to support our operations with respect to euro transactions. While we will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon our business, financial condition or results of operations.

FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

     MERANT operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This section of the discussion highlights some of these risks and their possible impact on future results of operations.

     The factors discussed below as well as statements made elsewhere in this quarterly report contain forward-looking statements that are based on the beliefs of MERANT's management, as well as assumptions made by, and information currently available to it. Our actual results, performance or achievements in fiscal 2000 and beyond could differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to material differences include, but are not limited to, those discussed in this section and elsewhere in this quarterly report. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this quarterly report that may reflect events or circumstances occurring after the date of this quarterly report. For more information on forward-looking statements, see "Forward-Looking Statements" below in this Part I, Item 2.

MERANT's operating results may fluctuate, and any fluctuations could adversely affect the price of MERANT securities

     Our future operating results are subject to quarterly and annual fluctuations. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of MERANT securities would likely decrease. We expect that our results may fluctuate in the future due to a variety of factors, including:

     o    demand for our products,
     o    the size and timing of customer orders and the lengthy sales cycle,
     o    product life cycles,
     o our ability to introduce and market new and enhanced versions of our products on a timely basis,
     o    the   introduction   and   acceptance  of  new  products  and  product
          enhancements by us or by our competitors,
     o customer order deferrals in anticipation of new or enhanced products or technologies,
     o the timing of product introductions or enhancements by us or by our competitors,
     o    technological changes in the software industry,
     o changes in the mix of distribution channels through which our products are offered,
     o purchasing patterns of distributors and retailers, including customer budgeting cycles,
     o    the quality of products sold,
     o    price and other competitive conditions in the industry,
     o    changes in our level of operating expenses,
     o    changes in our sales incentive plans,
     o    the cancellation of licenses during the warranty period,
     o    non-renewal of maintenance agreements,
     o the effects of extended payment terms (particularly for international customers),
     o    economic conditions generally or in various geographic areas, and
     o    other factors discussed in this section.

ERANT's insignificant backlog and long sales cycle combined with costs that are fixed, make it difficult for us to predict future revenue and compensate for a revenue shortfall

     Historically, we have operated with little product backlog, because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs is fixed in the short term and does not vary with revenue, small variations between anticipated orders and actual orders, as well as non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. Moreover, if significant sales occur earlier than expected, operating results for later quarters may suffer.

MERANT's revenue could decline if customers defer spending until after turn of the century

     Many of our existing and potential customers could implement policies that prohibit or strongly discourage making changes or additions to their internal computer systems prior to or shortly after the turn of the millennium. If existing or potential customers delay purchasing products and services as a result of Year 2000 issues, we could experience lower revenues until customers resume more normal buying patterns. We anticipate that demand in the Year 2000 product and service market will continue to decline, perhaps rapidly, in anticipation of or shortly following the Year 2000. We also anticipate that demand for our Year 2000 compliance products and services may decline significantly as a result of new technologies, competition or other factors.

Seasonality can cause MERANT's operating results to fluctuate

     Our revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, we have historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognize a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

MERANT's revenue could decline if there is a decline in the demand for or use of the COBOL language or mainframe computers

     A substantial portion of our revenue is derived from products and related services for mainframe application development in the COBOL language and for COBOL compilers running on workstations and personal computers. We expect that a substantial portion of our revenue will be derived from these products and services in the future. As a result, our future operating results depend upon continued demand for, and market acceptance and use of, the COBOL language. Any decline in that market as a result of competition, technological change or other factors could cause our revenues to decline.

If MERANT fails to address Year 2000 issues adequately, it may lose revenue or incur significant additional costs

     Our products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of our customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. Customers or former customers may bring claims or lawsuits against us seeking compensation for losses allegedly associated with Year 2000-related failures.

     Although we believe that our Year 2000 readiness efforts are designed to appropriately identify and address those Year 2000 issues that are within our control, our efforts may not be fully effective. The novelty and complexity of the issues presented and our dependence on the preparedness of third parties are among the factors that could cause our efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are beyond our control, such as the potential effects on the economy in general and on our business partners and customers in particular. In addition, we may experience significant additional expenses for unforeseen Year 2000 issues, including those out of our reasonable control.

If our new products or product enhancements fail to achieve customer acceptance, or if we fail to manage product transitions, our business reputation and financial performance would suffer

     MERANT is in a market that is subject to rapid technological change. We must continually adapt to that change by improving our products and introducing new products, technologies and services. Our growth and financial performance will depend in part on our ability to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions on a timely and cost-effective basis. This depends in part on our ability to attract and retain qualified employees. In the past, we have experienced delays and increased expenses in developing new products. We may not be successful in marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

Product defects can be expensive to fix and can cause MERANT to lose customers

     Software products as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released.
Despite our testing, as well as testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The occurrence of errors could result in loss of or delay in market acceptance of our products.

Protection of our intellectual property is limited, which may affect MERANT's competitive position

Our success depends upon our proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Patents have been granted on fundamental technologies in software, and patents may issue that relate to fundamental technologies incorporated into our products.

Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent MERANT from selling our products

     There are currently no material notices or pending claims that our products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, third parties could assert infringement claims against us in the future. If it is necessary or desirable, we may seek licenses under disputed third party intellectual property rights. However, these licenses may not be available on reasonable commercial terms, if at all. The failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain products. With regard to those technologies that we license from third parties, we must rely upon those third parties for information on the ownership of the licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the ownership of licensed technology and indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification may not provide adequate compensation or protection for breach of the representations.

     In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favor. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or to obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims we initiate against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

Competition can lead to pricing pressures and loss of market share

     Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers.

International sales account for a significant portion of our total revenue, which exposes MERANT to the business and economic risks of global operations

     In fiscal years 1999, 1998 and 1997, sales to customers outside of the United States represented approximately 40%, 35% and 37%, respectively, of our revenue. We intend to continue to expand our operations outside of the United States and enter additional international markets, and commit significant time and resources to developing international sales and support channels. The risks inherent in conducting international business generally include:

     o    exposure to exchange rate fluctuations
     o    longer payment cycles
     o greater difficulties in accounts receivable collection and enforcing agreements
     o    tariffs and other restrictions on foreign trade
     o    U.S. export requirements
     o    economic and political instability
     o    withholding and other tax consequences
     o    restrictions on repatriation of earnings
     o    the burdens of complying with a wide variety of foreign laws
     o    general economic conditions.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully or sell our products

     Several of our senior management personnel are relatively new to MERANT and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to conduct our business in the future. Our success depends to a significant degree upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. We do not have employment agreements with most of our key personnel to ensure their continued employment, and we do not maintain key person life insurance on any of these persons.
                                       15

If MERANT were unable to manage growth effectively, our operations would be disrupted

     MERANT has recently experienced a period of rapid growth, which has placed a significant strain on our financial, management, operational and other resources. If this rapid growth is maintained, these strains will continue. Our management, personnel, systems, procedures and controls may not be adequate to support existing and future operations.

Market volatility may cause the price of our securities to decline

     The market price of MERANT's securities has experienced significant price volatility, particularly since the announcement in June 1998 of the merger with INTERSOLV, and volatility may occur in the future. Factors that may have a significant impact on the market price of our securities include:

     o    actual or anticipated fluctuations in our operating results,
     o    changes in financial estimates by securities analysts,
     o    announcements of technological innovations,
     o    new products or new contracts by us or by our competitors,
     o developments with respect to patents, copyrights or proprietary rights,
     o    conditions and trends in the software and other technology industries,
     o adoption of new accounting standards affecting the software industry, and
     o    general market conditions.

     Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may cause the market price of our securities to be volatile.

If we engage in future business combinations, we may fail to integrate acquired businesses effectively, which could disrupt our ongoing business and generate negative publicity

     We have completed a number of business combinations in recent years, most recently the merger with INTERSOLV in September 1998, and the acquisitions of Essential Software, Inc. in August 1999 and EnterpriseLink Technology Corporation in November 1999. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization provisions related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

     o difficulties in the assimilation of the operations, technologies and products of the acquired companies,

     o difficulties in managing diverse geographic sales and research and development operations,

     o    the diversion of management attention from other business concerns,

     o risks of entering markets in which we have no or limited direct prior experience, and

     o    the potential loss of key employees of MERANT or the acquired company.

The rights of MERANT's shareholders may differ from the shareholder rights of a U.S. corporation

     The right of shareholders and, therefore, certain of the rights of holders of ADRs, are governed by English law, including the Companies Act 1985, and by MERANT's Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations.

U.S. judgments may not be enforceable against MERANT

     MERANT is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against MERANT, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

Exchange rate fluctuations can cause our operating results to fluctuate

     The majority of our revenue arises in U.S. dollars, while our costs are incurred approximately equally in U.S. dollars and other currencies, predominantly G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. During the current fiscal quarter, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were not material.

Forward-Looking Statements

     This quarterly report contains forward-looking statements that are based on the beliefs of MERANT's management, as well as assumptions made by and information currently available to it. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this report, words such as anticipate, believe, estimate, expect, intend and similar expressions, are intended to identify forward-looking statements. In addition, statements concerning future matters and other statements that are not historical are forward-looking statements. These might include:

     o    the features, benefits and advantages of our products and services
     o    the development of new products, enhancements or technologies
     o    business and sales strategies
     o    developments in our target markets
     o    matters  relating  to  distribution   channels,   proprietary  rights,
          acquisitions, facilities needs, competition, litigation and our Year 2000 readiness
     o    future gross margins and operating expense levels
     o    capital needs

     These statements reflect the current views of MERANT or its management with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements in fiscal 2000 and beyond could differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to material differences include, but are not limited to, those discussed above in this Part I, Item 2 under the heading "Factors That May Influence Future Operating Results", as well as those discussed elsewhere in this quarterly report. You should not regard the inclusion of forward-looking information as a representation by us or any other person that the future events, plans or expectations contemplated by us will be achieved. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this quarterly report that may reflect events or circumstances occurring after the date of this quarterly report.


ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     MERANT is exposed to financial market risks, including interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative purposes.

     The primary objective of our investment policy is to preserve principal while maximizing yield without significantly increasing risk. At October 31, 1999 the fair value of our financial instruments with exposure to interest rate risk was $24.9 million. A hypothetical 50 basis point increase in interest rates would result in an approximate $124,000 decrease in the fair value of our securities. This sensitivity analysis is performed on our financial positions at October 31, 1999 and actual results may differ materially from this analysis.

     MERANT is exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pounds sterling. We have established a hedging program utilizing foreign currency forward contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates. The foreign exchange forward contracts used are non-leveraged, over-the-counter instruments that involve little complexity, and which substantially have maturities of sixty days or less. No foreign exchange forward contracts were outstanding at October 31, 1999.


PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

     In December 1998 and January 1999, seven class action securities complaints were filed in the U.S. District Court for the Southern District of New York against MERANT and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the ADSs of MERANT during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning MERANT's business condition and prospects.

     In June 1999, MERANT filed a motion to transfer the matter to the Northern District of California, and the Court granted MERANT's motion in November 1999. MERANT intends to move to dismiss the action at the appropriate time. MERANT intends to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

Item 2 - Changes In Securities and Use of Proceeds

         None.

Item 3 - Defaults Upon Senior Securities

         None.

Item 4 - Submission of Matters to a Vote of Security Holders

     MERANT held its annual general meeting of shareholders on September 16, 1999. As permitted by MERANT's Articles of Association, the following resolutions were approved by a show of hands of those shareholders (or persons holding proxies) voting in person at the meeting:

Ordinary Resolutions

1. Adoption of the Directors' Report and audited financial statements of MERANT for the period ended April 30, 1999.

2. Re-election of J. Michael Gullard, who retires by rotation and is eligible for re-appointment, as a director of MERANT.

3.   Re-appointment of Michel Berty as a director.

4.   Re-appointment of Kevin J Burns as a director.

5.   Re-appointment of Gary Greenfield as a director.

6. Re-appointment of Ernst & Young as the auditors of MERANT, and the authorization of the directors to determine the auditors' remuneration.

7.   Appointment of Barry X. Lynn as a director.

8. Amendment of the MERANT 1998 Share Option Plan (formerly the Micro Focus 1998 Share Option Plan) as set out in the printed document marked "A" produced to the meeting.

9. Adoption of the MERANT plc 1999 Employee Share Purchase Plan as set out in the printed document marked "B" produced to the meeting.

Special Resolutions

10. Empowerment of the directors of MERANT to allot equity securities for cash up to an aggregate nominal value of GBP 144,087.98 (representing 5% of the issued share capital of MERANT as at August 1, 1999), with such authority to expire (unless previously renewed, varied or revoked by MERANT in a general meeting) on the earlier to occur of December 16, 2000 or the date of the 2000 annual general meeting of MERANT.

11. Authorization of MERANT, generally and unconditionally, to make market purchases of MERANT ordinary shares up to a maximum of 14,408,798 ordinary shares (representing 10% of the MERANT issued share capital as at August 1, 1999), provided that:

     o the minimum price per share which may be paid for an ordinary share is 2 pence (exclusive of expenses) and
     o the maximum price per share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days immediately preceding the date of purchase.

     Such authority shall expire (unless previously renewed, varied or revoked by MERANT in a general meeting) on the earlier to occur of March 16, 2001 or the date of the 2000 annual general meeting of MERANT.

12. Amendment of MERANT's Articles of Association as set out in the printed document marked "C" produced to the meeting.

     The exact number of votes cast (in person or by proxy) for, against or withheld with respect to any resolution was not tabulated. Nor were the numbers of abstentions and brokers non-votes for each resolution tabulated. Proxy voting figures were announced to the meeting after the show of hands for each resolution. This procedure is in accordance with MERANT's Articles of Association and U.K. practice. As a foreign private issuer, MERANT is not subject to the proxy solicitation rules specified in Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 5 - Other Information

         Effective September 16, 1999, Martin Waters resigned as a director of MERANT plc.

Item 6 - Exhibits

         No exhibits are submitted with this quarterly report.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)

Date: December 16, 1999            By: /s/ Kenneth A. Sexton
                                       -------------------------------
                                       Kenneth A. Sexton
                                       Senior Vice President and Chief
                                       Financial Officer